May 26, 2006
Via e-mail — ransomm@sec.gov and EDGAR transmission
Ms. Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Brocade Communications Systems, Inc.
Schedule TO-I (File No. 00556977)
Filed May 12, 2006
Dear Ms. Ransom:
     On behalf of Brocade Communications Systems, Inc. (“Brocade” or the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Michael Klayko, the Chief Executive Officer of Brocade, dated May 24, 2006. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All the responses set forth herein have been reviewed and approved by the Company. In addition, we have attached for your reference a marked copy of the changed pages of the applicable offer documents. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes discussed in this letter.
Schedule TO
Exhibit (a)(1)(a) — Offer to Amend Certain Options and Cancel Certain Other Options (the “Offer”)
1.	In an appropriate place in your offering materials, please advise holders that the cash consideration to be paid promptly after January 1, 2007 does not depend upon whether the eligible employee continues to be employed by Brocade or one of it’s subsidiaries through the date of payment.
In response to the Staff’s comment, we have revised page iii and Section 6 of the Offer to note that the cash consideration to be paid promptly after January 1, 2007 does not depend upon whether the eligible employee continues to be employed by Brocade or one of its subsidiaries through the date of payment. Further, we respectfully advise the Staff that this information also is currently included in Question and Answer 8 of the “Summary Term Sheet and Questions and Answers” section of the Offer.

2.	It would appear that your ability to determine the amount of consideration you will pay to tendering holders of pre-August 13, 2003 options relies upon Lazard Freres & Co (August 11, 1995). Consistent with this relief, please advise us of the following:
—	Advise us as to whether or not you will issue a press release publicly announcing the Averaged Stock Price prior to the opening of trading on the second trading day prior to the expiration of the offer;

—	Advise us as to whether you can ensure that every eligible holder of options has access to your Intranet for purposes of accessing the calculator or provide them with a toll-free telephone number that security holders may contact prior to expiration of the offer to ascertain the exact amount of consideration to be received based on then prevailing market prices, and;

—	Clarify whether you will be providing an estimated Averaged Stock Price for purposes of the calculator you are providing on your Intranet as if it had been determined on such date.
With respect to bullet point one, above, we respectfully advise the Staff that we do not plan to issue a press release publicly announcing the Averaged Stock Price. Instead, all eligible employees will receive a reminder e-mail, a form of which was included with the Schedule TO-I, which will report the Averaged Stock Price and contain another link to the Black-Scholes calculator that is available on the Brocade intranet. The e-mail will be delivered to eligible employees prior to the opening of trading on the second trading day prior to the expiration of the offer. We believe that a press release announcing the Averaged Stock Price will not add value for the eligible optionees, as the e-mail will provide them this information in a faster, more efficient and direct format.
With respect to bullet point two, above, we respectfully advise the Staff that every eligible holder of options has access to the Company’s intranet for purposes of accessing the Black-Scholes calculator.
With respect to bullet point three, above, we respectfully advise the Staff that the Black-Scholes calculator has been revised to include a link to the Company’s current stock price information. It also includes an explanation that the actual calculation of the Black-Scholes value of an option will be based on the Averaged Stock Price, which will included in the calculator on June 9, 2006 (if the offering period is not extended).
3.	“Q2. Why is Brocade making this offer?” Advise us as to whether or not there are any tax, accounting or other consequences to the company if this offer is not made and the options that were granted at a discount remain outstanding. In other words, if the purpose of the offer will also avoid any adverse tax, accounting or other consequences to you, please advise holders of these consequences.
We respectfully advise the Staff that, although the offer will have tangential tax and accounting consequences to the Company, the sole motivation and purpose of the offer is to allow Brocade’s employees to avoid the unintended, adverse personal tax consequences to them of Section 409A of the Internal Revenue Code, and by virtue of this avoidance, to allow the Company to retain the incentive and retention value of the stock options and compensation program.

4.	“Q7. What will I receive in return for my options?” In your discussion of the Post-August 14, 2003 Options Example, please revise to clarify what happens to the 2,000 shares that were vested on or before December 31, 2004. If they will continue to be vested and exercisable pursuant to their original terms, please state this.
In response to the Staff’s comment, we have revised Question and Answer 7 and Section 2 of the Offer to clarify that the 2,000 shares that were vested on or before December 31, 2004 remain outstanding and exercisable pursuant to their original terms.
5.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the following:
—	the references to “threatened” in the first bullet point; and

—	the reference to “extraordinary” in the third bullet point.
            Please revise to clarify the conditions in accordance with this comment.
In response to the Staff’s comment, we have revised Section 7 of the Offer to clarify that “threatened” in the first bullet point refers to a threat made in writing. Additionally, we have revised the third bullet point to remove the reference to “extraordinary.”
            We respectfully confirm to the Staff that we have provided an explanation of all material differences in the rights of option holders as a result of their participation in the transaction, as required by Item 1004(a)(x) of Regulation M-A.
            Additionally, at the Staff’s request, we have filed concurrently with this letter, a written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer described in the Schedule TO-I on the final day that participants can tender their options, June 12, 2006. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them to either myself or my colleague, Katharine Martin, as soon as possible. I can be reached at (650) 849-3261 and Katharine can be reached at (650) 565-3522. Our fax number is (650) 493-6811.

Sincerely,
/s/ David S. Thomas
David S. Thomas

cc:	Brocade Communications Systems, Inc.
Michael Klayko
Tyler Wall
Tom MacMitchell

Wilson Sonsini Goodrich & Rosati, P.C.
John Aguirre
Katharine Martin